UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: June, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
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SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
June 7, 2007

	By:	/s/ David Skinner
David Skinner, Vice President,
General Counsel and Corporate Secretary

Neurochem Inc.
275 Armand-Frappier Blvd.
Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, PhD Vice President, Corporate Communications	Tel: (450) 680-4572 lhebert@neurochem.com
LANDMARK STUDY PUBLISHED IN THE NEW ENGLAND JOURNAL OF
MEDICINE SHOWS IMPORTANT BENEFITS OF EPRODISATE (KIACTA™)
TREATMENT FOR PATIENTS WITH AMYLOID A (AA) AMYLOIDOSIS
ECUBLENS, SWITZERLAND, June 7, 2007 - Neurochem (International) Limited (Neurochem), a wholly-owned subsidiary of Neurochem Inc. (NASDAQ: NRMX; TSX: NRM), announces that the New England Journal of Medicine (NEJM) published the results of the “Eprodisate For AA Amyloidosis Trial” (EFAAT), recognized as a landmark clinical trial in the search for a treatment of AA amyloidosis. The results of the Phase II/III clinical trial for eprodisate (KIACTA™) demonstrate that this product candidate offers important clinical benefits to patients by reducing the progression of AA amyloidosis-associated renal disease. The results from the EFAAT have been submitted to the U.S. Food and Drug Administration, the European Medicines Agency and Swissmedic in support of applications for marketing approval of eprodisate (KIACTA™) for the treatment of AA amyloidosis, a disease which remains today without a specific treatment.
The print issue of the publication will be available in the June 7, 2007 issue of the NEJM. The article entitled “Eprodisate for the Treatment of Renal Disease in AA Amyloidosis” is accessible online, and can be found at www.nejm.org under the “Current Issue” section of the Web site.
“These results show clinically important benefits for patients suffering from this disabling and potentially fatal disease,” said Dr. Laura Dember, nephrologist and Associate Professor of Medicine, Boston University School of Medicine, and the lead author of the New England Journal of Medicine article reporting the results of the Phase II/III clinical trial for eprodisate (KIACTA™). “Our treatment approach, up to this point, has been limited to controlling the inflammatory condition that underlies the development of AA amyloidosis. However, for many patients such efforts are unsuccessful and amyloid formation continues. KIACTA™ is the first product candidate designed to target amyloid formation and represents a truly novel strategy for treating nephropathy associated with AA amyloidosis,” she concluded.
Findings about eprodisate (KIACTA™) reported in the article include:

· At the end of the 24-month period, the disease had worsened in 24 of 89 patients assigned to eprodisate (KIACTA™) (27%), and 38 of 94 patients given placebo (40%, p=0.06)1.
· Eprodisate (KIACTA™) decreased the risk of the primary endpoint, a composite of worsening of renal function or death, by 42% (HR 0.58, p=0.02)2.
· Eprodisate (KIACTA™) significantly reduced the risk of the doubling of serum creatinine, the risk of 50% reduction in creatinine clearance and the slope of decline in creatinine clearance.
· Eprodisate (KIACTA™) treatment was associated with a reduction in the risk of developing end-stage renal disease, one of the clinical measures of the composite primary endpoint that was not statistically significant at the two-year time point.
· There was no significant difference between the two groups in the risk of death.
· Eprodisate (KIACTA™) did not affect proteinuria, amyloid content in abdominal fat and, as expected, did not change the blood level of serum amyloid A protein.
· The frequency and types of adverse events and death were similar in the treated and placebo groups. The most frequent adverse events (as categorized by common terms) were diarrhea, headaches and nausea.
About Eprodisate (KIACTA™)
Eprodisate (KIACTA™) was investigated in a landmark international, randomized, double-blind, placebo-controlled, and parallel-designed clinical trial in which 183 AA amyloidosis patients were enrolled at 27 sites around the world. Patients who completed the clinical trial were eligible for enrollment in an ongoing open-label extension study, some of whom have now been receiving eprodisate (KIACTA™) for more than five years.
Eprodisate (KIACTA™) has received orphan drug designation in the U.S., the European Union and in Switzerland.
About Amyloid A (AA) Amyloidosis
A progressive and potentially fatal condition, AA amyloidosis occurs in a proportion of patients with chronic inflammatory disorders, chronic infections and inherited diseases such as Familial Mediterranean Fever. The kidney is the organ most frequently affected and progression to dialysis/end-stage renal disease is the most common clinical manifestation of this disease. Currently, there is no approved therapy to treat AA amyloidosis and about half of all patients diagnosed with the disease die within five years of diagnosis.
The EFAAT study was sponsored by Neurochem Inc., and in part by a CDN$1.4 million grant from the U.S. Food and Drug Administration.
About Neurochem
Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA™) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the U.S. Food and Drug

Administration, the European Medicines Agency and Swissmedic. Tramiprosate (ALZHEMED™), for the treatment of Alzheimer’s disease, has completed a Phase III clinical trial in North America and is currently in a Phase III clinical trial in Europe, while tramiprosate (CEREBRIL™), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web site at www.neurochem.com.

[1]	Cochran-Mantel-Haenszel row mean-scores test

[2]	Cox proportional-hazards analysis.
This news release contains forward-looking statements regarding eprodisate (KIACTA™), as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. There is no certainty that regulators will ultimately approve eprodisate (KIACTA™) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neither Neurochem Inc., nor Neurochem (International) Limited undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. Please see Neurochem Inc.’s Annual Information Form for further risk factors that might affect Neurochem Inc., Neurochem (International) Limited and their respective businesses.